UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 18)1

Steel Partners Holdings L.P.

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

85814R107

(CUSIP Number)

WARREN G. LICHTENSTEIN

Steel Partners, Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

WGL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,485,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,485,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,485,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,764,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,764,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,764,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.6%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

SPH SPV-I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,006,387
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,006,387
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,006,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		793,636
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,770,815
PERSON WITH	9	SOLE DISPOSITIVE POWER

793,636
	10	SHARED DISPOSITIVE POWER

8,770,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,564,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,027,752
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		114,794
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,027,752
	10	SHARED DISPOSITIVE POWER

114,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,142,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

EMH HOWARD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		114,794
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

114,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 85814R107

The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned (“Amendment No. 18”). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 6,764,428 Common Units owned directly by SPL and WGL were acquired as follows: (i) 386,658 Common Units were acquired by SPL with its working capital in open market and private transactions for an aggregate purchase price of approximately $3,180,514, (ii) 14,850 Common Units were acquired by SPL in connection with a settlement agreement with a former investor in an affiliated entity for an aggregate purchase price of approximately $111,375, and (iii) 6,362,920 Common Units were acquired pursuant to the arrangements discussed in Item 4.

The 2,006,387 Common Units owned directly by SPH SPV were acquired pursuant to the arrangements discussed in Item 4.

The 793,636 Common Units owned directly by Warren G. Lichtenstein were initially acquired by Mr. Lichtenstein or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer and pursuant to the arrangements involving SPH SPV discussed in Item 4.

Of the 6,142,546 Common Units owned directly, and indirectly through EMH and trusts, by Jack L. Howard, 3,147,185 Common Units were initially acquired by Mr. Howard or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer, 706,991 Common Units were acquired by Mr. Howard in a private transaction in exchange for equity in a private corporation, 501,534 Common Units were acquired by Mr. Howard pursuant to the arrangements involving SPH SPV discussed in Item 4, 99,553 Common Units were acquired by Mr. Howard and EMH directly from the Issuer pursuant to purchase agreements whereby the Issuer issued the Common Units in exchange for common stock and preferred stock of WebFinancial Holding Corporation, 40,000 Common Units were acquired by Mr. Howard with personal funds in open market transactions for an aggregate purchase price of approximately $364,829, 40,100 Common Units were acquired by trusts of which Mr. Howard is a trustee with trust funds in open market transactions for an aggregate purchase price of approximately $947,873 and 1,587,182 Common Units were gifted to such trusts, 20,000 Common Units were acquired by EMH with its working capital in open market transactions for an aggregate purchase price of approximately $182,836 and one Common Unit was gifted to Mr. Howard and held in his sub-account with SPH SPV.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Units reported owned by each person named herein is based upon 20,750,442 Common Units outstanding based on information provided by the Issuer.

As of the close of business on the date hereof, WGL owned directly 1,485,000 Common Units, constituting approximately 7.2% of the Common Units outstanding. By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by WGL.

8

CUSIP No. 85814R107

As of the close of business on the date hereof, SPL owned directly 5,279,428 Common Units, constituting approximately 25.4% of the Common Units outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPL.

As of the close of business on the date hereof, SPH SPV owned directly 2,006,387 Common Units, constituting approximately 9.7% of the Common Units outstanding. By virtue of his relationship with SPH SPV discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPH SPV.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 793,636 Common Units, constituting approximately 3.8% of the Common Units outstanding, which, together with the Common Units owned directly by WGL, SPL and SPH SPV that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 46.1% of the Common Units outstanding.

As of the close of business on the date hereof, EMH owned directly 114,794 Common Units, constituting less than 1% of the Common Units outstanding. By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Common Units owned directly by EMH.

As of the close of business on the date hereof, Jack L. Howard owned: (i) directly 2,071,621 Common Units, constituting approximately 10.0% of the Common Units outstanding, and (ii) indirectly, through trusts of which Mr. Howard is trustee, 3,956,130 Common Units, constituting approximately 19.1% of the Common Units outstanding, which, together with the Common Units owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 29.6% of the Common Units outstanding. Mr. Howard’s direct ownership of securities of the Issuer reported herein includes securities held by an entity that is 100% owned by him.

The Common Units reported as beneficially owned by the Reporting Persons in this statement exclude 23,312.5 Common Units owned directly by certain adult family members of Warren G. Lichtenstein and Jack L. Howard. Messrs. Lichtenstein and Howard do not have voting or dispositive power over such Common Units and specifically disclaim beneficial ownership of such Common Units.

Absent banking regulatory approval, voting rights are forfeited with respect to all Common Units in excess of 9.9%, and such Common Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

Mr. Lichtenstein holds directly 416,948 6.0% Series A Preferred Units of the Issuer (the “Preferred Units”), Mr. Howard holds directly 114,516 Preferred Units and EMH holds directly 87,649 Preferred Units. The Preferred Units currently do not have voting rights and may only be converted to Common Units in the Issuer’s discretion. Accordingly, Mr. Lichtenstein, Mr. Howard and EMH are not deemed to beneficially own the Common Units underlying their Preferred Units.

(b)       Each of WGL, SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by WGL. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPL. Each of SPH SPV and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by SPH SPV. Mr. Lichtenstein has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him.

9

CUSIP No. 85814R107

Each of EMH and Jack L. Howard may be deemed to have shared power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by EMH. Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned directly by him. As trustee of the trusts, Mr. Howard has the sole power to vote and dispose of the Common Units reported in this Schedule 13D owned indirectly by him through the trusts.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Units he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Units reported herein that he or it does not directly own.

(c)       There were no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

10

CUSIP No. 85814R107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024

WGL CAPITAL LLC

By:	/s/ Maria Reda
	Name:	Maria Reda
	Title:	Attorney-in-Fact for Jack L. Howard

STEEL PARTNERS, LTD.

By:	/s/ Maria Reda
	Name:	Maria Reda
	Title:	Attorney-in-Fact for Jack L. Howard

SPH SPV-I LLC

By:	Warren G. Lichtenstein, Managing Member

By:	/s/ Maria Reda
	Name:	Maria Reda
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

WARREN G. LICHTENSTEIN

/s/ Maria Reda
Maria Reda as Attorney-in-Fact for Warren G. Lichtenstein

EMH HOWARD, LLC

By:	/s/ Maria Reda
	Name:	Maria Reda
	Title:	Attorney-in-Fact for Jack L. Howard

/s/ Maria Reda
Maria Reda as Attorney-in-Fact for Jack L. Howard

11